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                                                               EXHIBIT (A)(7)


FOR IMMEDIATE RELEASE

Contact:  Kenneth W. Winger
          President and Chief Executive Officer

          Paul R. Humphreys
          Senior Vice President, Finance and Chief Financial Officer
          (803) 933-4210


                 LAIDLAW ENVIRONMENTAL SERVICES, INC. COMMENCES
                               SAFETY-KLEEN OFFER

COLUMBIA, South Carolina (January 16, 1998)-Laidlaw Environmental Services, Inc. (NYSE:LLE) today said it has commenced its offer to acquire all of the outstanding shares of Safety-Kleen Corp. (NYSE:SK).

Under the terms of the offer, each Safety-Kleen shareholder would receive $30.00 composed of $15.00 in cash reduced by a maximum of $75 million, or $1.17 per share, in "break-up" fees and expenses (if any) agreed to by Safety-Kleen in their November 20, 1997 merger agreement with Phillip Services Corp. and its partners, Apollo Advisors, L.P., and Blackstone Management Associates III, L.P., and $15.00 in Laidlaw Environmental shares. The actual number of shares to be issued would be determined by dividing $15.00 by the weighted average of the trading prices for Laidlaw Environmental shares for 10 days, selected by lot from the 20 trading days ending three business days immediately prior to the expiration of the offer, but would not be less than 2.8 shares if the weighted average trading price is equal to or greater than $5.35714 and not more than 3.5 shares if the weighted average trading price is equal to or less than $4.28571. The offer expires at 12:00 midnight New York City time on Friday, February 13, 1998.

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The Company operates from more than 100 locations throughout North America.